Filed by New Media Investment Group Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Gannett Co., Inc.
Commission File No.: 333-233509

The following is the transcript of a teleconference held by New Media Investment Group Inc. (“New Media”) regarding the third quarter earnings of New Media and the proposed acquisition of Gannett Co., Inc.

New Media Investment Group Inc.

Moderator: Ashley Higgins
October 31, 2019
9:00 a.m. ET

OPERATOR:	This is Conference #3578522

Operator:
Ladies and gentlemen, thank you for standing by and welcome to the New Media third quarter earnings call.  At this time, all participants are in a listen-only mode after the speaker presentation, there will be a question and answer session.  To ask a question during this session, you will need to press star one on your telephone.

Please be advised that today’s conference is being recorded.  If you require any further assistance, please press star zero.  I would now like to hand the conference over to your speaker, Ashley Higgins, Investor Relations for New Media.  Please go ahead, ma’am.

Ashley Higgins:	Thank you, (Zatienia). Good morning, everyone and thank you for joining our call today to discuss New Media’s third quarter results as well as our pending acquisition on Gannett.

During this call, we will discuss both the Gannett transaction and New Media’s financial results for the quarter.  If you navigate to the New Media website, you will find that we have posted an earnings supplement in addition to our earlier press release.

We will not walk through the supplement on today’s call, but it can provide you with additional details on this quarter’s performance, should you have interest.  Before we begin, please let me remind you that this call is being recorded.  In addition, statements made during this call with respect to future results and events, including the proposed acquisition and related transactions are forward-looking statements that are based upon current expectations.

Actual results and events could differ materially from those discussed today.  We encourage you to read the forward-looking statements disclaimer in the presentation as well as the risk factors described in New Media’s filings made with the SEC.

In addition, we will be discussing some non-GAAP financial measures during the call today and the reconciliations of those measures to the most directly comparable GAAP measures can be found in the earning’s supplement.

Lastly, I would like to remind you that nothing on this call constitutes an offer to sell or solicitation of an offer to purchase any interest in New Media.  The webcast and audio cast is copyrighted material of New Media and may not be duplicated, reproduced or rebroadcasted without our consent.  With that, I’d like to turn the call over to Mike Reed, New Media’s Chairman and CEO.

Mike Reed:
Thanks, Ashley, and good morning everyone.  Thanks for joining our call this morning.  In addition to reviewing our third quarter results with you, I will take the opportunity this morning to update you on our pending acquisition of Gannett, how that’s gone so far and I’ll discuss the incredible opportunity we think it brings for creating shareholder value and reiterate why we believe you should vote in favor of our transaction on November 14th.

Starting with the quarter, our third quarter financial performance delivered on as adjusted EBITDA and cash flow, but was lower than our expectations on revenue.  We announced our Q3 dividends earlier this month on October 16th, of 38 cents per share, and that will be paid on November 12th to shareholders of record tomorrow, November 1st.

There were two factors that challenged our quarterly revenue performance.  First, hurricane Dorian impacted some of our southeast markets which caused a loss of approximately $1.5 million to revenue as adjusted EBITDA and free cash flow.

Second, market rumors and the eventual announcement on August 5th of our agreement to acquire Gannett inevitably caused some distraction from operations, which impacted our revenue primarily across print and digital advertising.  However, since the announcement we have worked hard to refocus and have stabilized performance by the end of the quarter.

Another positive note on revenue is that we have seen a meaningful improvement in UpCurve revenue trends starting in mid September and continuing into October, moving back toward our targeted revenue growth range for the year; very encouraging.

Gatehouse Live, our events and promotions business, had another strong quarter with revenue up 49.6 percent to the prior year.  On the events side we hosted the Best of Best Communities Choice Awards during the quarter, which outperformed our expectations.

We also had a great quarter for the endurance races, hosting over 66,000 participants.  And on the promotion side, September was the best month yet for revenue.  Gatehouse Live is on track to earn over $60 million of revenue in 2019.  I think we had previously guided closer to $55 million earlier this year.

And keep in mind we started this business from scratch, zero revenue, four years ago.  This homegrown fast growing business is meaningful, contributing to our diversification away from declining revenue in traditional print advertising.

We were also really pleased with our subscriber growth trends in the quarter. Our digital only subscriber growth again more than offset our print subscriber decline, growing 64.9 percent to the prior year.  Up 217,000 digital only subscribers.  Our ability to sustain subscriber growth is putting us on a path to a much more sustainable circulation revenue stream over the long term.

As I mentioned a few minutes ago as adjusted EDITDA and free cash flow for the quarter were very strong.  These results reflect our efforts to further centralize our infrastructure, much of which was implemented earlier this year.

I’d like to turn now to our pending acquisition of Gannett, which we believe is an incredible opportunity to create shareholder value.  To recap we announced an agreement to acquire Gannett on August 5th subject to customary closing conditions including regulatory clearances and shareholder approval.

As of last week we have obtained all of our required regulatory approvals and are now focused on the shareholder meetings that both New Media and Gannett will hold on November 14th.  Assuming we receive shareholder approval, we would plan to close the acquisition shortly thereafter.

We are financing the purchase price with financing that, while expensive, can be repaid without penalty at any time.  And I’ll say more about the financing in just a minute.  Another important component of the acquisition is the changes to our management agreement with Fortress.  An independent committee of our board negotiated and an amendment to our management agreement effective as of the closing of the acquisition.

The amendment fixes the termination date for the management agreement as of December 31, 2021 and reduces the incentive rate for the remainder of the term.  As part of the amendment, we were able to eliminate the cash termination payment otherwise payable to Fortress upon termination, in exchange for the issuance to Fortress of about 4.2 million shares of New Media Common Stock.

There will also be 3.2 million options issues to Fortress struck at a premium to where New Media’s current trading price is.  Finally, Fortress will be restricted from selling its shares until after the termination of the management agreement.

As I said before the opportunity to acquire Gannett is an incredible opportunity to create value for our shareholders.  Our companies will be much stronger together than either is today on a standalone basis.

There are several primary reasons for that.  Before I go through those reasons, one note I would share with you is since New Media’s inception and my tenure as CEO of the company since its inception, this is the single biggest investment opportunity our company has had.  I haven’t seen more upside associated with a transaction for our shareholders than I see with this one.  I’m extremely excited about it.

Now, first this acquisition creates the best path for our combined company to stabilizing topline revenue trends and then realizing growth.  We realize that we could pursue growth through other avenues, but we strongly believe, as I just said, the acquisition of Gannett is the best option with the most upside.

Second, the acquisition presents significant cost reduction opportunities that can be achieved with greater size and a faster timeline than either company could achieve on a standalone basis.

We previously announced expected annual run rate synergies of 275 to 300 million.  Since our announcement on August 5th, we have been working hard on integration planning and we are now even more confident in our ability to realize the high end of the range in savings and within the 18 to 24 month period we previously stated.  We feel great about the synergies.

Third, the acquisition creates the leading U.S. print and digital news organization with deep local roots and national scale.  Scale is a necessity for a digital business, and our size will enhance our earnings potential.

Our ability to generate substantial cash flows will allow us to deleverage the balance sheet quickly and to return capital to shareholders through dividends in addition to investing for growth that will drive revenues.  One area of the deal that we know investors have had question about is the financing for the acquisitions.

We view this loan as bridge financing.  Before selecting this financing, we did a comprehensive analysis of other financing options available in the market.  The financing we settled on has several positive features to it.  It has no financial covenants other than a minimum liquidity requirement.  And importantly, we can prepay without penalty at any point.  We see a clear path to aggressively paying down this facility with Apollo, and bringing our leverage ratio to under two times in 2021.

At this level we believe we could refinance into a traditional bank financing at a much more attractive rate while maintaining the flexible covenants.  As we have ticked off integration planning in earnest, we are increasingly excited about the future prospects of the combined companies.

Our teams have complimentary strengths and experiences and are planning to leverage the best practices of both companies to help us transform our business model to create amore agile and dynamic organization.

We announced on Tuesday, the members of our combined board, and they bring a strong understanding of the media industry and our legacy companies.  In addition, they bring us expertise in finance, digital, marketing and business development.  I can’t emphasize enough that New Media has much larger opportunity to grow and will be a much stronger company immediately when combined with Gannett.

We believe this acquisition is the single best path for creating significant shareholder value over many years to come.  We are extremely excited about the future and hope that we have your support for this transaction, so that we can take advantage of the opportunities we see before us.

Now let me turn and talk about a very important part of our business, our journalism.  Sustaining local journalism is the reason that we are fighting so hard to transform our business model, so that we can ensure our local communities have trusted, high quality journalism for the next 100 years.

In the quarter, we have a new partnership with the Midwest Center for Investigative Reporting that is funding an agricultural data journalism fellowship.  It will allow our reporters to access the center’s datasets and allow us to further develop products targeted at our rural audiences.

The Austin American-Statesman was awarded first place for best digital presence and best section by the Society for Features Journalism.  And our reporter Alex Kuffner, from the Providence Journal, won a first place award from the Society of Environmental Journalists for his coverage of invasive jellyfish in Rhode Island waters.

Congratulations to you all and thank you for your continued service, commitment and hard work on behalf of our communities.  Now, I’d like to open the line for questions.

Ashley Higgins:	(Zatienia), you can go ahead and open up the queue.

Operator:
As a reminder, if you would like to ask a question, you will need to press “star” “1” on your telephone.  To withdraw your question press the “pound” key.  Please stand by while we compile the Q&A roster.  Your first question comes from the line of Jason Bazinet with Citi.

Jason Bazinet:
Thanks so much.  I guess in your prepared remarks you mentioned you’d received all regulatory approvals for the merger, just waiting on the shareholder vote.  I think there were some news item -- I can’t remember when it came out, around the FCC sort of questioning the Apollo financing, given the cross ownership of TV stations and newspaper assets.  And I was just wondering if you could comment on whether or not that is still an outstanding issue of if that’s behind you now?

Mike Reed:	Well, the FCC has no jurisdiction in our transaction, Jason. We’re -- we don’t have licenses that are being reviewed for transfer by the FCC.

And so, we have committed financing from Apollo that’s not subject to any FCC review and approval, and our transaction is not subject to any review or approval.  So, I think that was more rumor than fact-based.  And we have -- there’s been no alteration to our plans for a November 14th vote and a closing shortly thereafter.

Jason Bazinet:	OK thank you.

Operator:	Your next question comes from the line of Lee Cooperman of Omega Family Office.

Lee Cooperman:	Thank you very much, when I listen to you, Mike, on the call, I’m reminded of the deceased comedian Rodney Dangerfield, who used to complain he gets no respect.

And so I look at page 88 of the S4, the proxy statement -- came out and connects with the merger. And if I take the numbers there, the stock is presently trading at 2.7 times EBITA, and the assumption is that nobody believes the numbers. And the re-sized dividend, the stock gives nine percent, at 2.7 times EBITA in 2021 you’re going to fix the financing, nobody believes it.

And I think part of the problem is, Gannett total revenues have been declining at over nine percent over the past few quarters.  New Media’s revenue’s have been declining at around seven percent, a fact that I think the Q3 was seven point nine.

Post merger, you’re projecting declines 3.5 percent in 2020, 1.5 percent in 2021 and down 0.4 percent in 2022.  As regards margins, they’re running 11 to 12 percent currently.  Post merger you’re expecting 15.6, 18.6, 21.3. ’20, ’21, ’22.

Now I could understand the margins expansion stemming from the synergies, but I don’t understand how we go from revenue declines that are seven or eight percent to three or four percent.  What is behind that and how confident they are that this is going to be the case?

Mike Reed:
Yes, thanks Lee, I’m highly confident that that’s going to be the case. And what’s really driving the historical declines, which you’ll see reversed as we go forward, is print advertising.  And in the combined company over the next three years, print advertising is projected to go from over 30 percent to less than 15 percent of the total revenue.

So 85 percent of our revenues will be driven by categories that we feel we can have either stable or growing.  So we feel very confident over the three year period that the biggest driver of declines, print advertising will be a very small portion of our overall business.

And that leads to the continuous revenue improvement you see on the page you noted in the proxy.  That’s why we feel confident and you’re exactly right on margin.  As we stabilize the top line, the synergies that we realize will improve our margin.

Lee Cooperman:
How quickly in the New Year, 2020, will you be able to generate asset sales or it’ll become clearer to the public that the projections that you have are realistic and that you can start paying down debt dramatically? What kind of asset sales do you anticipate in 2020?

Mike Reed:
We’re working on those things right now, Lee, so I would suspect that you would see asset sales throughout the entire year, beginning in the first quarter and continuing through the fourth quarter we’ll begin to realize synergies immediately.

So you’ll see those in the first quarter as well, so I would expect shareholders would be able to see, both in our financial statements and through asset sales, our performance relative to the plan as well as our ability to de-lever quickly.

Lee Cooperman:
Right.  I know we’re happy to get rid of Fortress, but I got to tell you, I shouldn’t say this but I will say it because that’s my nature of speaking what’s on my mind.  Basically, I was in the hedge fund business for 26 years.  I only got paid when I made money for investors.  The kind of money that Fortress is walking away here with.  And I know it’s not your doing.

They brought this public in 2014 at $16 a share, the stock is $8.50 and they get to walk away with hundreds of millions of dollars.  It’s just morally wrong and they shouldn’t even take the money given what they have done here.  But I’ll pass on the question to the next person.  I just wanted to get that on the record.  It’s just terrible.

Mike Reed:	Thank you, Lee.

Operator:	Your next question comes from the line of Jeff Bernstein of Cowen.

Jeff Bernstein:
Yes, could you just talk a little bit about the digital business.  It looks like it’s basically been flat here for about a year.  It had been a really good source of growth and I know the combined company is going to have a much, much bigger digital footprint.  So maybe you could make some forward looking statements about the kind of growth rate you’d like to see in the digital side in a combined entity.

Mike Reed:
Yes, thank you.  The third quarter’s a snapshot in time, so I wouldn’t read too much into that.  If you look at the first half of the year, we produced much better revenue growth on the digital side and we expect that to go on into fourth quarter as my remarks indicated this morning.

There definitely was some distraction in the third quarter due to the rumors about the transaction and then of course the announcement of the transaction and synergies and so forth.

We also had a management turnover in the UpCurve business during the second quarter which we’re addressing that that led to some slowdown early in the third quarter.  So, it was a very small snapshot in time.

I wouldn’t read anything into it.  The overall digital trends we have produced we think we will continue to produce.  As we look forward, we would expect to continue to grow digital revenues at more than double digit pace in the combined company.

Jeff Bernstein:	Thanks very much.

Mike Reed:	Yes.

Operator:	There are no further questions. Mr. Reed, you may proceed with any closing remarks.

Mike Reed:
Thank you.  And just to reiterate, we are excited and confident about the future.  And believe bringing together the best of management from both companies as well as best practices and products will greatly enhance our ability to grow revenues and cash flow, scale matters in the digital space in this combination really enhances the scale of both companies, which we believe improves and speeds our ability to grow.

This deal also gives both companies a stronger and longer bridge to cross as we transform our business, which results from a more significant structural cost reduction opportunity when combined than either company could create on a stand-alone basis.

We are much stronger together with a viable path for growth for our shareholders, our employees and for sustaining journalism.  We hope you’ll be supportive of this transaction on November 14th.  And I thank you all for your time this morning and look forward to updating you soon on our progress.  Thank you.

Operator:	This concludes today’s conference call. You may now disconnect.

END

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy, any securities in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that are not historical facts, including, among other things, statements regarding the expected timetable for completing the proposed transaction between New Media Investment Group Inc. (“New Media”) and Gannett Co., Inc. (“Gannett”), the benefits and synergies of the proposed transaction and future opportunities for the combined company. Words such as “anticipate(s),” “expect(s),” “intend(s),” “plan(s),” “target(s),” “project(s),” “believe(s),” “will,” “aim(s),” “would,” “seek(s),” “estimate(s)” and similar expressions are intended to identify such forward-looking statements.

Forward-looking statements are based on New Media’s current expectations and beliefs, and New Media cannot give any assurance that its expectations or beliefs will be attained. These forward-looking statements are not a guarantee of future performance and are subject to a number of known and unknown risks, uncertainties and other factors that could cause actual results or events to differ, possibly materially, from the expectations or estimates reflected in such forward-looking statements, including, among others:

•	the parties’ ability to consummate the proposed transaction and to meet expectations regarding the timing and completion of the proposed transaction;

•
the satisfaction or waiver of the conditions to the completion of the proposed transaction, including the receipt of the required approval of New Media’s stockholders and Gannett’s stockholders with respect to the proposed transaction, in each case, on the terms expected or on the anticipated schedule;

•	the risk that the parties may be unable to achieve the anticipated benefits of the proposed transaction, including synergies and operating efficiencies, within the expected time-frames or at all;

•
the risk that the committed financing necessary for the consummation of the proposed transaction is unavailable at the closing, and that any replacement financing may not be available on similar terms, or at all;

•	the risk that the businesses will not be integrated successfully or that integration may be more difficult, time-consuming or costly than expected;

•
the risk that operating costs, customer loss and business disruption (including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers) may be greater than expected following the proposed transaction;

•	general economic and market conditions;

•	the retention of certain key employees; and

•	the combined company’s ability to grow its digital marketing and business services initiatives, and grow its digital audience and advertiser base.

Additional risk factors that could cause actual results to differ materially from expectations include, but are not limited to, the risks identified by New Media in its most recent Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K, as well as the risks identified in the registration statement on Form S-4 (File No. 333-233509) (the “Registration Statement”) filed by New Media. All forward-looking statements speak only as of the date on which they are made. Except to the extent required by law, New Media expressly disclaims any obligation to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in its expectations with regard thereto or change in events, conditions or circumstances on which any statement is based.

Additional Information and Where to Find It

This communication may be deemed to be solicitation material in respect of the proposed transaction between New Media and Gannett. The proposed transaction will be submitted to New Media’s stockholders and Gannett’s stockholders for their consideration. In connection with the proposed transaction, New Media has filed with the Securities and Exchange Commission (the “SEC”) the Registration Statement, which includes a prospectus with respect to shares of New Media’s common stock to be issued in the proposed transaction and a joint proxy statement for New Media’s stockholders and Gannett’s stockholders (the “Joint Proxy Statement”). The Registration Statement was declared effective by the SEC on October 10, 2019, and the Joint Proxy Statement was first mailed to stockholders of New Media and Gannett on or about October 10, 2019.  Each of New Media and Gannett may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITYHOLDERS OF NEW MEDIA ARE URGED TO CAREFULLY READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. The Registration Statement, the Joint Proxy Statement and other relevant materials (when they become available) and any other documents filed or furnished by New Media or Gannett with the SEC may be obtained free of charge at the SEC’s web site, http://www.sec.gov. Copies will also be available at no charge in the “Investor Relations” sections of New Media’s website, www.newmediainv.com, and Gannett’s website, www.gannett.com.